TRELLA TECHNOLOGIES INC.
NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (the "Agreement") is made as of [INVESTMENT DATE] by and among Trella Technologies Inc. (the "Company"), and the Investors (each individually a "Investor," and collectively the "Investors"). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

WHEREAS each of the Investors intends to provide certain Consideration to the Company as described for each Investor; and

WHEREAS the parties wish to provide for the sale and issuance of such Notes in return for the provision by the Investors of the Consideration to the Company.

WHEREAS the "Post-Money Valuation Cap" is $30,000,000 and the "Discount Rate" is 18%.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. **Definitions**.

1.2. "**Change of Control**" shall mean a sale, conveyance or other disposition of all or substantially all of the property or business of the Company (other than to a wholly-owned subsidiary of the Company), or a merger or consolidation with or into any other corporation or other business transaction or series of transactions as a result of which stockholders of the Company immediately prior to the transaction would hold less than a majority of the voting interests of the Company (or successor or parent company thereof) after the transaction; provided that a Change of Control shall not include any transaction or series of related transactions principally for bona fide equity financing purposes (including, but not limited to, the Next Equity Financing) in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof occurs.

1.3. "**Common Stock**" shall mean the Company's Class B common stock at $15 per share.

1.4. "**Consideration**" shall mean the amount of money paid by each Investor pursuant to this Agreement.

1.5. "**Equity Securities**" shall mean the Company's Common Stock or preferred stock or any securities conferring the right to purchase the Company's Common Stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Stock or preferred stock, except any security granted, issued and/or sold by the Company to any director, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services.

1.6. “**Initial Public Offering**” or “**IPO**” shall mean the closing of the issuance and sale of shares of Equity Securities of the Company in the Company’s first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “**Act**”).

1.7. “**Majority Note Holders**” shall mean the holders of a majority in interest of the aggregate principal amount of Notes outstanding.

1.8. “**Maturity Date**” shall mean 24 months after the Note is executed.

1.9. “**Next Equity Financing**” shall mean the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement from which the Company receives gross proceeds of not less than $2,500,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes pursuant to Section 2.2 below); provided that an Initial Public Offering shall not qualify as a Next Equity Financing.

1.10. “**Notes**” shall mean the one or more unsecured promissory notes issued to each Investor pursuant to Section 2.1 below, the form of which is attached hereto as Exhibit A.

1.11. “**Person**” shall mean any individual, partnership, limited liability company, corporation, trust, joint venture, unincorporated organization, other legal entity, government or agency or political subdivision thereof.

2. **Terms of the Notes**

2.1. **Issuance of Notes**. In return for the Consideration paid by each Investor, the Company hereby agrees to issue and sell to each Investor, and each Investor agrees, severally and not jointly, to purchase Notes on the terms and conditions set forth herein, to be paid to the Company by check or wire transfer or cancellation of indebtedness or a combination thereof on or before the date of the Closing (as defined below). Each Note shall have a principal balance equal to that portion of the Consideration paid by such Investor for the Note. The Company’s obligations to each Investor shall be evidenced by the Note delivered to the Purchasers on the date of the Closing.

2.2. **Conversion of Notes.**

2.2.1. **Next Equity Financing.** The outstanding principal and unpaid accrued interest of each Note shall be automatically converted into Equity Securities issued in the Next Equity Financing at a price equal to 82% (the “Discount Rate”) of the price paid per share for Equity Securities by the investors in the Next Equity Financing (the “Conversion Price”). The number of Class B Equity Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on each Note, on the date of conversion, by the Conversion Price. At least

three (3) days prior to the closing of the Next Equity Financing, the Company shall deliver notice to the holder of each Note at the address last shown on the records of the Company for the Investor or given by the Investor to the Company for the purpose of notice (or, if no such address appears or is given, at the place where the principal executive office or residence of the Investor is located), notifying the Investor of the conversion to be effected and the terms under which the Equity Securities of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Next Equity Financing, including any minimum shareholding requirements for the exercise of certain stockholder rights.

2.2.2. **Maturity Conversion.** If the Next Equity Financing has not occurred on or before the Maturity Date, the outstanding principal and unpaid accrued interest of each Note, at the option of the Majority Note Holders, upon delivery of written notice to the Company on or after the Maturity Date, may be paid in cash or converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors (the "Maturity Conversion Price"). The number of Common Stock to be issued upon conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on a Note to be converted, or portion thereof, on the date of conversion by the Maturity Conversion Price.

2.2.3. **Change of Control or IPO.**

In the event of a Change of Control or Initial Public Offering prior to the time when a Note may be converted (as provided herein), all outstanding principal and unpaid accrued interest due on such Note shall be automatically converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors, immediately prior to the closing of the Change of Control or Initial Public Offering.

2.2.4. **No Fractional Shares.** Upon the conversion of a Note pursuant to 2.2.1, 2.2.2 or 2.2.3, any fraction of a share will be rounded down to the next whole share of the Conversion Shares.

2.2.5. **Mechanics of Conversion.** The Company shall not be required to issue or deliver the Conversion Shares until the Note holder has surrendered the Note to the Company. Such conversion may be made contingent upon the closing of the Next Equity Financing, Initial Public Offering or Change of Control. Upon the conversion of any Note, the holder of such Note shall have no further rights under such Note, whether or not such Note is surrendered.

2.3. **Closing**

The closing (the "Closing") of the purchase of the Notes in return for the Consideration paid by each Investor shall take place on April 30, 2023 or at such other time and place as the Company and Investors purchasing a majority in interest of the aggregate principal amount of the Notes to be sold at the Closing agree upon orally or in writing. At the Closing, each Investor shall deliver the Consideration to the Company and the Company shall deliver to each Investor one or more executed Notes in return for the respective Consideration provided to the Company.

2.4. **Representations and Warranties of the Company**

2.4.1. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investors the following.

2.4.2. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2.4.3. **Authorization**. Except for the authorization and issuance of the shares issuable in connection with the Next Equity Financing or the Common Stock issuable in connection with a conversion of the Notes pursuant to Section 2.2.2 or Section 2.2.2, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement, the valid and enforceable obligations they purport to be, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) applicable usury laws. The shares of capital stock issuable upon conversion of the Notes have been authorized or will be authorized prior to the issuance of such shares.

2.4.4. **Loan**. The Company hereby represents that it intends to use the proceeds of the Notes primarily for the operations of its business and not for any personal, family or household purpose. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the execution of this Agreement based upon a reasonable belief that the loan provided for herein is appropriate for the Company after reasonable inquiry concerning its financial objectives and financial situation.

2.5. **Representations and Warranties of the Investors**. In connection with the transactions provided for herein,

each Investor hereby represents and warrants to the Company that:

2.5.1. **Authorization**. This Agreement constitutes such Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) applicable usury laws. Each Investor represents that it has full power and authority to enter into this Agreement.

2.5.2. **Purchase Entirely for Own Account**. Each Investor acknowledges that this Agreement is made with Investor in reliance upon such Investor's representation to the Company that the Notes any Conversion Shares issuable upon conversion of the Notes (collectively, the "Securities") will be acquired for investment solely for the Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Investor has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, each Investor further represents that such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

2.5.3. **Disclosure of Information**. Each Investor acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. Each Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Investor.

2.5.4. **Investment Experience** . Each Investor is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, each Investor also represents it has not been organized solely for the purpose of acquiring the Securities.

2.5.5. **Economic Risk**. Each Investor understands that the Company has limited financial and operating history, and that investment in the Company involves substantial risks. Each Investor understands that risks related to the purchase of the Securities. Each Investor further acknowledges that the purchase of the Securities is a highly speculative investment. Each Investor represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

2.6. **Restricted Securities**. Each Investor understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. Each Investor recognizes that the Company has no obligation to register the Securities of the Company, or to comply with any exemption from such registration. Each Investor represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act. Each Investor is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

2.7. **Further Limitations on Disposition**. Without in any way limiting the representations and warranties of each Investor as set forth above, each Investor further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 2.5, Section 2.12.11, 2.12.12 and:

2.7.1. The Company shall have received a letter secured by the Investor from the SEC stating that no action will be recommended to the Commission with respect to the proposed disposition; or

2.7.2. There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

2.7.3. (i) Investor has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by the Company, Investor shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made in accordance with Rule 144 except in extraordinary circumstances.

2.7.4. **Foreign Investors**.

2.7.4.1. **Observation of Laws**. If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any government or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable

securities or other laws of the Investor's jurisdiction.

2.7.4.2. **Registration of the Notes**.

The Notes issuable under this Agreement shall be registered notes. The Company will keep, at its principal executive office, books for the registration and registration of transfer of the Notes. Prior to presentation of any Note for registration of transfer, the Company shall treat the Person in whose name such Note is registered as the owner and holder of such Note for all purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to any restrictions on or conditions to transfer set forth in any Note, the holder of any Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at the Company's chief executive office, and promptly thereafter and at the Company's expense receive in exchange therefore one or more new Note(s), each in the principal requested by such holder, dated the date to which interest shall have been paid on the Note so surrendered or, if not interest shall have yet been so paid, dated the date of the Note so surrendered and registered in the name of such Person or Persons as shall have been designated in writing by such holder or its attorney for the same principal amount as the then unpaid principal amount of the Note so surrendered.

2.8. **Further Assurances**. Each Investor agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

2.9. **Legends.** It is understood that the Securities may bear the following legends:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD IN ACCORDANCE WITH RULE 144 UNDER SUCH ACT."

"THESE SECURITIES ARE SUBJECT TO, AND MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH, THAT CERTAIN CONVERTIBLE NOTE PURCHASE AGREEMENT BETWEEN THE ISSUER AND THE

HOLDER, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER."

Any legend required by the blue-sky laws of any state to the extent such laws are applicable to the securities represented by the certificate or other document so legended.

2.10. **California Corporate Securities Law**

THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

2.11. **Defaults and Remedies**

2.11.1. **Events of Default** The following events shall be considered events of default with respect to each Note (each individually an "**Event of Default**"):

2.11.1.1. If the Company defaults in the payment of any part of the principal or unpaid accrued interest on the Note and the Company fails to cure such breach within thirty (30) days after receipt of written notice thereof from the holder, after the earlier of (i) the date on which the Majority Note Holders demand payment on or subsequent to the Maturity Date or (ii) the date fixed for payment by acceleration or otherwise; or

2.11.1.2. If the Company makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due, or files a voluntary petition for bankruptcy, or files any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or files any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or seeks or consents to or acquiesces in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective directors or majority stockholders take any action looking to the dissolution or liquidation of the Company; or

2.11.1.3. If upon sixty (60) days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment,

liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding has not been dismissed, or if upon sixty (60) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment has not been vacated.

2.11.2. **Remedies.** Upon the occurrence of an Event of Default under Section 2.11.1 hereof, at the option and upon the declaration of the Majority Note Holders and upon written notice to the Company, the entire unpaid principal and accrued and unpaid interest on the Notes shall, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and the Majority Note Holders may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under the Notes and exercise any and all other remedies granted to them at law, in equity or otherwise.

2.12. **Miscellaneous**

2.12.1. **Successors and Assigns**. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.12.2. **Governing Law**. This Agreement and the Notes shall be governed by and construed under the laws of the Commonwealth of Massachusetts as applied to agreements among Massachusetts residents, made and to be performed entirely within the Commonwealth of Massachusetts. Each investor and the Company consents to the jurisdiction of any state or federal court of competent jurisdiction located within the Commonwealth of Massachusetts and no other place and irrevocably agrees that all actions or proceedings relating to this Agreement and the Notes may be litigated in such courts.

2.12.3. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.12.4. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.12.5. **Notices**. All notices and other communications given or made pursuant hereto shall be

in writing (including facsimile or similar electronic transmissions) and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 2.12.5): If to the Company: Trella Technologies Inc., 173 Clay Pond Rd., Bourne, MA 02532 and if to Investors at the respective addresses shown on the signature pages hereto.

2.12.6. **Finder's Fee**. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Investor or any of its officers, partners, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

2.12.7. **Expenses**. The Company and the Investors will each bear their own legal and other expenses with respect to this Agreement. Notwithstanding the foregoing, if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

2.12.8. **Entire Agreement; Amendments and Waivers**. This Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. The Company's agreements with each of the Investors are separate agreements, and the sales of the Notes to each of the Investors are separate sales. Nonetheless, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Majority Note Holders. Any waiver or amendment effected in accordance with this Section 2.12.8 shall be binding upon each party to this Agreement and any holder of any Note purchased under this Agreement at the time outstanding and each future holder of all such Notes.

2.12.9. **Effect of Amendment or Waiver**. Each Investor acknowledges that by the operation of Section 2.12.8 hereof, the Majority Note Holders will have the right and power to diminish or eliminate all rights of such Investor under this Agreement and each Note issued to such Investor.

2.12.10. **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

2.12.11. **"Market Stand-Off" Agreement**. Each Investor hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's Initial Public Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days but subject to such extension(s) as may be required by the underwriters in order to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), as applicable, (or any successor rules or amendments thereto)) (a) lend, offer, pledge, sell, make any short sale of, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company's Equity Securities held immediately prior to the effectiveness of the Registration Statement for such offering, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company's Equity Securities acquired through the conversion of any Note contemplated by this Agreement, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of securities, in cash or otherwise. The Company may impose stop-transfer instructions with respect to the Equity Securities subject to the foregoing restriction until the end of said one hundred eighty (180) day (or longer) period. Notwithstanding Section 2.12.1 of this Agreement, the underwriters in connection with the Company's Initial Public Offering are intended third-party beneficiaries of this Section 2.12.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Investor further agrees to execute such agreements as may be reasonably requested by the Company or by the underwriters in the Company's Initial Public Offering that are consistent with this Section 2.12.11 and necessary to give further effect thereto.

2.12.12. **Stock Purchase Agreement**. Each Investor understands and agrees that the conversion of the Notes into Conversion Shares may require such Investor's execution of certain agreements in the form agreed to by investors relating to the purchase and sale of such securities as well as registration, cosale, rights of first refusal, rights of first offer and voting rights, if any, relating to

such securities.

2.12.13. **No Usury**. This Agreement and each Note issued in conjunction with this Agreement are hereby expressly limited so that in no event whatsoever, whether by reason of deferment or advancement of loan proceeds, acceleration of maturity of the loan evidenced hereby, or otherwise, shall the amount paid or agreed to be paid to the Investors hereunder for the loan, use, forbearance or detention of money exceed the maximum interest rate permitted by the laws of the Commonwealth of Massachusetts. If at any time the performance of any provision hereof or any Note involves a payment exceeding the limit of the price that may be validly charged for the loan, use, forbearance or detention of money under applicable law, then automatically and retroactively, ipso facto, the obligation to be performed shall be reduced to such limit, it being the specific intent of the Company and the Investors hereof that all payments under this Agreement or any Note are to be credited first to interest as permitted by law, but not in excess of (i) the agreed rate of interest set forth in the Note or (ii) that permitted by law, whichever is the lesser, and the balance toward the reduction of principal. The provisions of this Section 2.12.13 shall never be superseded or waived and shall control every other provision of this Agreement and any Note.

2.12.14. **Acknowledgement**. In order to avoid doubt, it is acknowledged that each Investor shall be entitled to the benefit of all adjustments in the number of shares of Common Stock of the Company issuable upon conversion of the preferred stock of the Company or as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Common Stock or preferred stock underlying the Conversion Shares that occur prior to the conversion of the Notes.

2.12.15. **Waiver of Jury Trial**. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT, OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALING OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT EITHER PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF ANY OTHER PARTY HERETO TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

2.12.16. **Electronic and Facsimile Signatures.** Any signature page delivered electronically or by facsimile (including without limitation transmission by .pdf) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other party if so requested.

Signature Page Follows

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

TRELLA TECHNOLOGIES INC.

By: *Founder Signature*

[FOUNDER NAME]

[FOUNDER TITLE]

INVESTOR:

By: *Investor Signature*

[INVESTOR NAME]

[INVESTOR TITLE]

EXHIBIT A: CONVERTIBLE PROMISSORY NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD IN ACCORDANCE WITH RULE 144 UNDER SUCH ACT.

No. ______________________

$ $[AMOUNT]

Issuance Date [INVESTMENT DATE]

FOR VALUE RECEIVED, **Trella Technologies Inc.**, a corporation (the “Company”), hereby promises to pay [[INVESTOR NAME]] (the “Investor”), the principal sum of $ [$[AMOUNT]],with simple interest on the outstanding principal amount at the rate of **10%** per annum, provided that in no event shall the interest rate be less than the minimum rate of interest required in order to avoid the imputation of interest for federal income tax purposes. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. This Note is one of a series of Notes issued pursuant to that certain Note Purchase Agreement dated [INVESTMENT DATE] among the Company, Investor and certain other investors (the “Purchase Agreement”) and is entitled to the benefits of and is subject to the terms contained in that Purchase Agreement. Capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1. **Maturity**. Unless earlier converted into Conversion Shares pursuant to Section 2.2 of, the Purchase Agreement, the outstanding principal and accrued interest shall be due and payable by the Company on demand by the Majority Note Holders at any time after the Maturity Date.

2. **Payment.** All payments shall be made in lawful money of the United States of America at the principal office of the Investor, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to accrued interest due and payable and any remainder applied to principal.

3. **Pre-Payment.** The principal and accrued interest may be prepaid at any time by the Company without penalty, and interest will no longer continue to accrue on any prepaid principal amounts. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

4. **Security.** This Note is a general unsecured obligation of the Company.

5. **Priority.** This Note will be subordinate in right of payment to all current and future Company indebtedness to banks, leasing or equipment financing institutions and other financial institutions engaged in the business of lending money, which is for money borrowed or purchase or leasing of equipment in the case of lease or other equipment financing, whether or not secured.

6. **Officers and Directors Not Liable.** In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7. **Successors and Assigns.** This Note applies to, inures to the benefit of and binds the successors and assigns of the parties hereto. Notwithstanding the forgoing, any transfer of this Note may be effected only in accordance with the Purchase Agreement**.** The Investor and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, as well as all other terms and conditions contained in this Note and in the Purchase Agreement and agrees to comply with all such terms and conditions for the benefit of the Company and any other Investors.

8. **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

9. **Amendments and Waivers; Resolutions of Dispute; Notice.** The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

10. **Severability**. If any provision of this Note is held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

11. **Expenses.** If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

12. **Counterparts**. This Note may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Any counterpart delivered electronically by .pdf transmission or by facsimile shall be binding to the same extent as an original counterpart with regard to any agreement subject to the terms hereof or any amendment thereto.

13. Pari Passu Notes. Investor acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Notes issued pursuant to the Purchase Agreement or pursuant to the terms of such Notes. In the event Investor receives payments in excess of its pro rata share of the Company's payments to the holders of all of the

Notes, then Investor shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other Investors upon demand by such Investors.

Signature Page Follows

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Trella Technologies, Inc

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited